MK Recd 12/7/06

NR 1/31

SECUR[redacted]IISSION

06051082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. C. Rideau Lyons & Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew M. Smith CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 07 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

I.C. RIDEAU LYONS & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2005

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2005, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith Certified Public Accountant
Long Beach, California
February 28,2006

ms:AMS

I.C. RIDEAU LYONS COMPANY, INC.

Statement of Financial Condition

December 31, 2005

ASSETS

Current Assets		
Cash		$ 60,385
Accounts Receivable (Note 5)		2,255
Prepaid Expenses		-
Advances		-
Total Current Assets		62,640
Non-current Assets		
Accounts Receivable (Note 6)		327,069
Property & Equipment (Note 1)		49,796
Less: Accumulated Depreciation		(39,405)
		337,460
Total Assets		$ 400,099

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable		$ -
		-
Total Current Liabilities		-
SHAREHOLDERS' EQUITY		
Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding		145,000
Additional Paid In Capital		170,450
Retained Earnings		
Prior Year	92,978	
Current Earnings	(8,329)	
		84,649
Total Equity		400,099
Total Liabilities and Equity		$ 400,099

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Underwriting Income	$ -
Financial Advisory Income	-
Other Income	66,118
	66,118
Operating Expenses	
Clearing Expenses	-
Regulatory Fees	1,859
Net Trading Losses	-
Sales Commissions	-
General and Administrative	72,587
Total Operating Expenses	74,446
Operating Profit	(8,329)
Interest Income	-
INCOME BEFORE INCOME TAXES	(8,329)
Provision for Income Taxes - Note 2	-
NET INCOME BEFORE DISTRIBUTION	(8,329)
Distribution to Stockholders	-
NET INCOME	(8,329)
Retained Earnings (Defecit), December 31, 2004	92,978
Retained Earnings (Defecit), December 31, 2005	$ 84,649

Accountants report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (8,329)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	2,597
(Increase) decrease in:	
Prepaid Expenses	6,098
Advances	21,359
Increase (decrease) in:	
Accounts Payable	(5,850)
Accrued Expenses	-
Syndicated Accounts Payable	-
Net Cash provided by operating activities	15,875
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in Long Term Receivables	(13,591)
Property and Equipment	(8,299)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Investments	-
Net Increase (Decrease) in Cash	(6,015)
Cash Balance at 12/31/2004	66,400
Cash Balance at 12/31/2005	$ 60,385

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of the Year	$ 145,000	$ 170,450	$ 93,492	$ 408,942
Net Income			(8,329)	(8,329)
End of the Year	$ 145,000	$ 170,450	$ 85,163	$ 400,613

I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2005

Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over the estimated useful lives of the assets using the straight line and double declining balance method.

NOTE 2 - INCOME TAXES

The Company has elected to report its income as an C Corporation. In previous years the Company elected to report its income as an S Corporation. For federal income tax purposes, an S corporation passes its taxable income, losses, deductions, and credits to its shareholders; whereas a C Corporation is taxed directly on its taxable income. For the year ended December 31, 2002 the company experienced a net loss and accordingly, no provision for federal income taxes has been made in these financial statements. California state income taxes are as follows:

Current	$ 800
Deferred	-
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid of the resulting net capital ratio which would exceed 10 to 1). At December 31, 2005, the Company had net capital of $62,640 which was in excess of its required net capital of $50,000. The Company's net capital percentage was 0.00% (see Schedule II).

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

Supplemental Information

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Web Page: andrewmsmithcpa.com

Andrew M. Smith CPA

Board of Directors
I.C. Rideau Lyons, Inc.
Los Angeles, Ca

In planning and performing our audit of the financial statements and supplemental schedules of I.C. Rideau Lyons, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment s by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Andrew M. Smith
Certified Public Accountant
February 28, 2006

I.C. Rideau Lyons Company, Inc
SUMMARY OF AUDIT RESULTS
December 31, 2005

The following is a summary of the audit results:

1. Type of report issued on the financial statements of I.C. Rideau Lyons Company, Inc.:
   Unqualified opinion

2. In planning and performing the audit, we considered the I.C. Rideau Lyons Company, Inc.'s internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurances on the internal control over financial reporting. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

3. The results of our tests disclosed no instances of noncompliance with certain provisions of laws, regulations, contracts, and grants which could have a direct and material effect on the determination of financial statements amounts.

Schedule II

I.C. Rideau Lyons Company, Inc.

Computation of Basic Net Capital Requirement

As of December 31, 2005

1.	Minimum net capital required (6-2/3% of line 8)	$ -
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
3.	Net capital requirement (greater of line 1 or 2)	50,000
4.	Excess net capital	12,640
5.	Excess net capital at 1000% (excess net capital less 10% of line 8	12,640
	Computation of Aggregate Indebtedness	
6.	Total liabilities from Statement of Financial Condition	-
7.	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which equilavent value is paid or credited	
	C. Other unrecorded amounts	
8.	Total aggregate indebtedness	$ -
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)	0.00%
	Audited vs. Unaudited Net Capital	
	Net Capital Per Audit	$ 62,640
	Net Capital Per Focus Report	$ 62,640
		0

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Total ownership equity from statement of financial condition	$ 400,099
Deduct:	
Ownership equity not allowable	(337,460)
Net Capital	$ 62,640

I.C. Rideau Lyons Company, Inc.

Schedule III

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

Not applicable

Schedule II

I.C. Rideau Lyons Company, Inc.

Computation of Basic Net Capital Requirement

As of December 31, 2002

1.	Minimum net capital required (6-2/3% of line 8)	$ -
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
3.	Net capital requirement (greater of line 1 or 2)	50,000
4.	Excess net capital	12,640
5.	Excess net capital at 1000% (excess net capital less 10% of line 8	12,640

Computation of Aggregate Indebtedness

6.	Total liabilities from Statement of Financial Condition	-
7.	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which equilavent value is paid or credited	
	C. Other unrecorded amounts	
8.	Total aggregate indebtedness	$ -
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)	0.00%

Audited vs. Unaudited Net Capital	
Net Capital Per Audit	$ 62,640
Net Capital Per Focus Report	$ 62,640
	0

I.C. RIDEAU LYONS COMPANY, INC.

Reconciliation of Audited Net Capital to Focus Report Submitted

December 31, 2002

Net Allowable Capital per Audit	
Cash	$ 60,384.69
Qualified Accounts Receivables	2,255.00
Less: Current Liabilities	-
Net Allowable Capital	$ 62,639.69
Net Allowable Capital per Focus Report	
Cash	$ 60,384.00
Accounts Receivable	2,255.00
Less: Current Liabilities	-
Net Allowable Capital	$ 62,639.00
Reconciliation of Audit Report to Focus Report	
Balance per Focus Report	$ 62,640.00
Add: Increase in Cash	
Less: Receivable over 60 days included in Focus Report (1)	
Increase in Current Liabilities	-
Net Allowable Capital per Audit	$ 62,640.00

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Total ownership equity from statement of financial condition	$	400,099
Deduct:		
Ownership equity not allowable		(337,460)
Net Capital	$	62,640

END